The Fund is presently listed on NASDAQ and per a grandfathering provision it is not required to hold annual shareholder meetings. The Board approved the above amendment to the Fund's by-laws to provide a defined structure for the submission of shareholder proposals should the circumstances change and annual meeting be required.